APF ENERGY

November 20, 2003

03037577

Please reply to:
STEVE CLOUTIER
President & C.O.O.
Direct dial: (403) 213-6800
E-Mail: cloutiers@apfenergy.com

By Courier

Securities and Exchange Commission
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C. 20549

Re: **APF Energy Trust (the "Company")**
File No. 82-5166
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Please find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose the following documents.

Document	Dated	Document	Dated
Material Change Report APF acquired 12,971,087 shares of CanScot - French	September 29, 2003	Press Release – Q3 results	November 19, 2003
Press Release – monthly distribution	October 21, 2003		

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped* envelope.

Very truly yours,

SCloutier

Steve Cloutier
President & C.O.O.

dlw 11/21

M:\Legal & Corporate\Regulatory\Securities Commissions\SEC W., US\Exemption Letter Nov 20 2003.doc

Exemption Order # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN; AY.DB

APF Energy Trust announces monthly distribution of $0.175 per unit

October 21, 2003 – APF Energy Trust announces that it is maintaining its basic monthly distribution of $0.175 per unit. Payment will be made on November 15, 2003, to unitholders of record on October 31, 2003. The ex-distribution date is October 29, 2003.

With this payment, APF will have paid twelve month trailing distributions of $2.155 per trust unit. The Trust's current cash yield is approximately 17.7% based on recent unit price of $11.85. Since completing its IPO at $10.00 per trust unit in December of 1996, APF has declared cumulative distributions of $13.655 per trust unit, rewarding unitholders with a compound annual rate of return of approximately 22%.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amounts and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed to be forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution to U.S. newswire services or for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For further information please contact:

Steve Cloutier, President or Alan MacDonald, VP Finance
Telephone (403) 294-1000 • Toll Free (800) 838-9206
Fax (403) 294-1010
E-mail: invest@apfenergy.com • Internet: www.apfenergy.com

AVIS DE CHANGEMENT IMPORTANT

Avis de changement important en vertu de l'article 146(1) de la *Securities Act* (Alberta), de l'article 75(2) de la *Loi sur les valeurs mobilières* (Ontario), de l'article 81(2) de la *Securities Act* (Nouvelle-Écosse), de l'article 67(1) de la *Securities Act* (Colombie-Britannique), de l'article 84(1)(b) de la *Securities Act* (Saskatchewan), de l'article 73 de la *Loi sur les valeurs mobilières* (Québec) et de l'article 76(2) de la *Securities Act, 1990* (Terre-Neuve).

1. Émetteur assujetti

APF Energy Trust

Adresse : 144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

2. Date du changement important

Le 26 septembre 2003

3. Publication du changement important

Émission du communiqué de presse : le 24 septembre 2003
Canada Newswire

4. Sommaire du changement important

APF Energy Inc. (« APF ») a acquis la totalité des actions en circulation de CanScot Resources Ltd. (« CanScot ») conformément à l'offre de APF et de APF Energy Trust (collectivement, l'« Initiateur ») visant l'achat de la totalité des actions ordinaires de CanScot datée du 18 août 2003 (l'« Offre »).

5. Description complète du changement important

Le 26 septembre 2003, APF a acquis 12 971 087 actions de CanScot aux termes de l'Offre, soit environ 96 % des actions ordinaires de CanScot en circulation. De plus, le 26 septembre 2003, APF a envoyé un avis à tous les actionnaires restants de CanScot conformément aux dispositions relatives à l'acquisition forcée prévues par la *Business Corporations Act* (Alberta) et a versé à CanScot la contrepartie qu'elle aurait dû payer si tous les porteurs d'actions ordinaires de CanScot avaient accepté l'Offre. Par conséquent, APF est devenu porteur de la totalité des actions ordinaires de CanScot en circulation.

6. Recours à l'article 146(2) de la *Securities Act* (Alberta) (ou aux dispositions similaires des autres territoires où le présent avis est déposé)

Sans objet.

7. Renseignements omis

Sans objet.

8. Membre de la direction principale :

Steven G. Cloutier
Président et chef de l'exploitation
APF Energy Inc.
144, 4th Avenue S.W., bureau 2100
Calgary (Alberta) T2P 3N4

9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans le présent avis.

FAIT à Calgary, en Alberta, le 26 septembre 2003.

(signé) « Steven G. Cloutier »
Président et chef de l'exploitation de
APF Energy Inc., agissant pour le compte de
APF Energy Trust

EN VERTU DE LA *SECURITIES ACT* ET DU RÈGLEMENT SUR LES VALEURS MOBILIÈRES, EST COUPABLE D'UNE INFRACTION LA PERSONNE OU LA SOCIÉTÉ QUI, DANS UN DOCUMENT DONT LE DÉPÔT OU LA REMISE SONT EXIGÉS EN VERTU DE CETTE LOI OU DE CE RÈGLEMENT, FAIT UN ÉNONCÉ QUI CONSTITUE UNE INFORMATION FAUSSE OU TROMPEUSE AU MOMENT OÙ IL A ÉTÉ FAIT ET À LA LUMIÈRE DES CIRCONSTANCES DANS LESQUELLES IL A ÉTÉ FAIT.

Exemption Order # 82-5166

A P F E N E R G Y T R U S T

NEWS RELEASE
TSX: AY.UN
TSX: AY.DB

APF Energy Releases Third Quarter Results

November 19, 2003 - APF Energy Trust ("APF" or the "Trust") is pleased to report its operating and financial results for the three and nine months ended September 30, 2003.

HIGHLIGHTS

- Increased net earnings by 109% over the same quarter last year;
- Provided investors with an outstanding 12-month total return of 31%;
- Drilled and cased 44 wells (21.7 net) with a 100% success rate for a year-to-date total of 92 (33.0 net);
- Increased daily gas production by 83% over the same quarter last year with total daily production increasing by 36%;
- Completed the acquisition of CanScot Resources Ltd. for $42.1 million, adding long life reserves and an inventory of coalbed methane drilling prospects;
- Completed a $50 million convertible debenture offering at 9.4%.

SUMMARY OF OPERATING & FINANCIAL RESULTS	Three months ended Sept. 30		Nine months ended Sept. 30	
Operating	**2003**	**2002**	**2003**	**2002**
Daily production (average)				
Oil (bbl)	**6,731**	6,160	**6,462**	5,073
Gas (mcf)	**33,675**	18,403	**32,744**	18,054
NGL (bbl)	**400**	168	**319**	129
Total (6mcf = 1boe)	**12,744**	9,395	**12,238**	8,211
Production split				
Oil and NGL	**56%**	67%	**55%**	63%
Gas	**44%**	33%	**45%**	37%
Commodity prices (C$)				
Oil (per bbl)	**32.94**	34.29	**35.41**	32.81
Gas (per mcf)	**5.81**	3.50	**6.67**	3.49
NGL (per bbl)	**29.35**	23.22	**32.05**	22.48
Average (per boe)	**33.67**	29.75	**37.37**	28.29
Financial ($000, except per unit/boe amounts)				
Revenue	**39,970**	26,204	**126,347**	64,641
Per unit	**1.23**	1.18	**4.21**	3.25
Operating cash flow	**20,528**	12,269	**67,287**	29,640
Per unit	**0.63**	0.55	**2.24**	1.49
Net earnings	**11,405**	5,463	**46,158**	12,307
Per unit	**0.32**	0.25	**1.50**	0.62
Distributions	**18,910**	10,021	**50,891**	27,521
Per unit	**0.57**	0.45	**1.67**	1.35
Operating costs per boe	**7.17**	6.33	**6.81**	6.15
Operating netbacks per boe	**20.75**	17.94	**23.55**	16.77
Bank debt	**90,000**	61,000	**90,000**	61,000
Market				
Units outstanding (000)				
End of period	**33,868**	22,269	**33,868**	22,269
Average	**32,507**	22,268	**29,980**	19,864
Trading				
High ($)	**12.63**	10.89	**12.63**	11.19
Low ($)	**11.08**	10.11	**9.30**	9.35
Close ($)	**11.66**	10.65	**11.66**	10.65
Average Daily Volumes	228,260	57,400	177,700	63,500

GENERAL

APF undertook one of its most aggressive drilling programs since inception in the third quarter of 2003. APF drilled and cased 44 wells (21.7 net), almost twice the number that had been drilled in the first six months of the year. Drilling activity is continuing in the fourth quarter as APF looks to add further production from newly acquired assets.

Strength in development, production and commodity prices resulted in growth in several areas including netbacks and daily volumes. Operating netbacks increased 17% from $17.94 in the third quarter of 2002 to $20.75 in the third quarter of 2003, reflecting the strength in natural gas pricing. Daily production volumes averaged 12,744 boe/d, up 36% and 49% for the three and nine months respectively.

During the first nine months of 2003, APF generated $2.24 of operating cash flow per unit. Of that, $1.67 was paid out in distributions resulting in a 76% payout ratio. Cash retained by APF was used to fund ongoing development initiatives.

APF successfully completed a $50 million convertible debenture offering during the third quarter. The debentures were offered at 9.4% and are convertible at the option of the holder at a price of $11.25 per Trust Unit. Proceeds from the issue were used to pay down bank debt and to partially fund the capital program.

During the third quarter, APF completed the acquisition of CanScot Resources Ltd. ("CanScot"). The CanScot transaction holds significant potential for the development of coalbed methane ("CBM") reserves and production. The CanScot assets are expected to contribute 1,000 boe/d of production by year-end and have an established reserve life index of 18.7 years.

CORPORATE DEVELOPMENT

The rapid pace of M&A activity continued during the quarter, with the Corporate Development team executing on both corporate and asset transactions, divesting of non-strategic assets, and securing farm out arrangements with industry participants to explore on APF's undeveloped acreage.

On July 30, 2003, APF closed the acquisition of a portion of the Swan Hills Unit No. 1, which added approximately 380 boe/d of production (89% light oil), for $15.9 million. The assets are characterized by long life, low decline production with an established reserve life index in excess of 18 years, and high quality, light gravity oil (41 degree API). The operator, a senior oil and gas producer, is continuing to develop the reservoir through reef and edge/infill drilling and miscible flood exploitation. The pool, which was discovered in 1957, has recovered over 585 mmbbls of crude oil and 553 bcf of gas.

On September 26, 2003 APF acquired CanScot, a gas levered producer with approximately 800 boe/d of production (81% gas) for a total consideration of $42.1 million. The transaction comprised a focused group of high working interest long-life conventional and coalbed methane properties in Alberta and Wyoming. Potential exists to increase the production base to 1,000 boe/d by year-end with the tie-in of recently drilled wells and other development initiatives. Reserves acquired have an established RLI in excess of 18 years, along with approximately 45,800 net acres of undeveloped land. Key CanScot staff joined APF bringing with them extensive CBM experience, having managed active projects in both Canada and the United States. During the third quarter CanScot commenced drilling 14 (2.24 net) CBM wells at Kane in the Powder River Basin of Wyoming. In Alberta, approval was obtained for the drilling of six

additional wells at the Corbett Creek CBM pilot. These wells are anticipated to spud in November. Additional CBM tests have been conducted in several other prospect areas in west central Alberta.

Throughout the quarter, the Trust continued to consolidate its interests in a number of its focus areas. At Queensdale, APF's largest producing property in southeast Saskatchewan, APF acquired 30 bbl/d of production for $0.55 million, thereby increasing the existing interest in the area, and adding four additional drilling locations. In the Vermillion area, APF acquired 135 boe/d of gas production common to existing APF wells, for $3.6 million.

During the third quarter, APF initiated an extensive portfolio review of all of its properties, which ultimately resulted in the divestiture of approximately 395 boe/d of production for $6.7 million during the fourth quarter. These non-core assets included low working interest properties that were not strategic to APF's business plan.

In September, APF compiled and marketed an extensive list of undeveloped lands to industry, which included over 61,000 gross hectares, with the intent of farming-out as much of this land as possible. APF has negotiated several business arrangements with third parties to explore on APF's acreage. To date, industry partners have committed to spend approximately $2.5 million in drilling on these lands over the next six months.

OPERATIONS

APF drilled and cased 44 wells (21.7 net) during the third quarter with a 100% success rate. Total capital expenditures associated with development during the quarter amounted to $10.4 million. Year-to-date APF has drilled 92 wells (33.0 net), investing $21.7 million on development initiatives. Regular maintenance was undertaken on APF's facilities during the quarter with turnaround delays resulting in longer than anticipated production interruptions. The turnarounds have been completed and normal production has resumed.

Going forward, the incorporation of CanScot into APF will result in a significant enhancement to activity levels as the Alberta and Wyoming coalbed methane projects continue to develop.

Southeast Saskatchewan

APF drilled two 100% working interest Mississippian horizontal oil wells at Macoun and one 58% working interest well at Queensdale during the quarter. The extensive land and seismic data base held by the Trust in this area continues to provide quality drilling opportunities. APF is scheduled to drill two horizontal wells at Queensdale in the fourth quarter.

Central Alberta

During the third quarter, APF participated in four (1.6 net) gas wells. These wells were located in Paddle River, Westerose, Leahurst and Provost. Acquisition activities during the past year have greatly increased APF's land position in Central Alberta. A thorough technical review of the new areas is underway with plans for continued drilling, including a fourth quarter well at Paddle River.

Drilling on oil properties during the third quarter was focused at Lloydminster. Activity in this area resulted in six 100% interest oil wells drilled between the South Epping and Mervin properties, which came on production during the fourth quarter.

Southeast Alberta
Ten 100% working interest shallow gas wells were drilled at Countess in the third quarter. APF will continue to be very active in the Countess area with 29 (19.1 net) wells planned for the fourth quarter. Activity is also planned in the Turin / Enchant area, with a combination of drilling and recompletions anticipated for targets in the Second White Specks and Bow Island formations.

Drilling Activity

	Three months ended September 30, 2003		Nine months ended September 30, 2003	
	Gross	Net	Gross	Net
Gas	15	11.8	42	18.5
Oil	28	9.4	45	13.7
Other	1	0.5	5	0.8
Total	44	21.7	92	33.0

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Highlights
Record production volumes and strong commodity prices resulted in third quarter cash flow of $20.5 million ($0.63 per unit), compared to $12.3 million ($0.55 per unit) for the same period in 2002.

APF distributed $18.9 million ($0.57 per unit) with the remaining cash flow retained to fund development and optimization initiatives.

Revenues for the quarter were $40.0 million, an increase of 53% from the $26.2 million of revenues in the third quarter of 2002. Net income for the third quarter was $11.4 million, compared to $5.5 million in 2002.

On July 3, 2003, APF closed an offering of $50.0 million of 9.40% convertible unsecured subordinated debentures, for net proceeds of approximately $47.7 million.

On September 26, 2003, APF completed the acquisition of CanScot Resources Ltd. ("CanScot"), a publicly traded junior oil and gas company actively pursuing the production of natural gas from coalbed methane lands, for a total consideration of approximately $42.1 million. The acquisition was financed by the payment of $20.7 million in cash, the issue of $15.4 million of Trust Units and the assumption of $6.0 million of net debt. APF recorded goodwill of $16.9 million on the acquisition of CanScot in accordance with the requirements of the CICA handbook. Goodwill is recorded as a result of APF purchasing tax pool deficient oil and gas reserves of CanScot and also allocating a portion of the purchase price to the coalbed methane technical expertise acquired. Goodwill was determined based on the excess of the total consideration paid plus the future income tax liability recorded on the acquisition, less the fair value of the CanScot assets. The fair value of the CanScot assets was determined based on an independent reserve evaluation. The operations of CanScot have been included in the consolidated financial statements of APF effective September 26, 2003, the closing date of the acquisition.

Production

Third quarter production volumes in 2003 are 36% higher than the third quarter of 2002, due primarily to the impact of the Paddle River (December 2002), Hawk (February 2003) and Nycan (April 2003) acquisitions for the full quarter.

Daily Production Volumes

	Three months ended Sept. 30			Nine months ended Sept. 30		
	2003	2002	% change	2003	2002	% change
Crude oil (bbl/d)	6,731	6,160	9	6,462	5,073	27
Natural gas (mcf/d)	33,675	18,403	83	32,744	18,054	81
NGL (bbl/d)	400	168	138	319	129	147
Total (boe/d)	12,744	9,395	36	12,238	8,211	49

Prices

The benchmark West Texas Intermediate ("WTI") oil price averaged US$30.20 per bbl in the third quarter of 2003, 7% higher than the average price of US$28.25 per bbl for the third quarter of 2002. Crude oil prices in Canada are based on the WTI reference price, adjusted for transportation, differentials and foreign exchange. The price received by APF is based upon the refiners' posted price, less transportation and adjustments for APF's product quality relative to the posted price and adjusted for hedging. APF's oil price after hedging averaged $32.94 per bbl in the third quarter of 2003, compared to $34.29 per bbl in 2002, a decrease of 4%. Canadian prices were negatively impacted due to a 12% increase in the value of the Canadian dollar versus the U.S. dollar from the third quarter of 2002 to the same period in 2003.

APF's realized natural gas price for the third quarter of 2003 averaged $5.81 per mcf, 66% higher than the average realized price of $3.50 per mcf for the same period in 2002. The benchmark AECO price for the third quarter increased 94% over the same period in 2002.

Prices - After Hedging

	Three months ended Sept. 30			Nine months ended Sept. 30		
	2003	2002	% change	2003	2002	% change
Crude oil (Cdn$/bbl)	$ 32.94	$ 34.29	(4)	$ 35.41	$ 32.81	8
Natural gas (Cdn$/mcf)	5.81	3.50	66	6.67	3.49	91
NGL (Cdn$/bbl)	29.35	23.22	26	32.05	22.48	43
Total (Cdn$/boe)	33.67	29.75	13	37.37	28.29	32
WTI (US$/bbl)	30.20	28.25	7	30.99	25.39	22
AECO gas ($/mcf)	5.97	3.08	94	6.70	3.82	75

Hedging

APF actively manages commodity price risk by entering into hedging contracts to protect revenues from fluctuations in commodity prices. Hedging is intended to provide stability to cash distribution levels by fixing the price on a portion of the production portfolio. Hedging activities locked in prices for the quarter that on average reduced the realized crude oil price by $1.53 per bbl and increased the natural gas price by $0.06 per mcf. This compares to a reduction of the realized crude oil price of $3.86 per bbl and an increase in the natural gas price of $0.10 per mcf in the third quarter of 2002.

Current Hedging Position

Period	Commodity	Type of Contract	Quantity	Average Daily Price
October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
October to December 2003	Natural gas	Swap	1,000 GJ	C$5.80/GJ
October to December 2003	Natural gas	Swap	5,000 GJ	C$6.72/GJ
October to December 2003	Crude oil	Swap	2,500 bbls	US$28.93/bbl
January to March 2004	Crude oil	Swap	2,500 bbls	US$29.27/bbl
April 2004	Crude oil	Swap	1,000 bbls	US$29.38/bbl
May 2004	Crude oil	Swap	500 bbls	US$29.52/bbl
July 2004	Crude oil	Swap	1,500 bbls	US$28.02/bbl

Revenues

	Three months ended Sept. 30				Nine months ended Sept. 30			
(000s)	2003	% of total	2002	% of total	2003	% of total	2002	% of total
Crude oil sales	21,348	53	21,622	83	65,657	52	48,442	75
Natural gas sales	17,819	45	5,750	22	59,917	48	16,909	26
NGL sales	1,080	3	359	1	2,790	2	794	1
Hedging	(772)	(2)	(2,019)	(8)	(3,521)	(3)	(2,719)	(4)
Other	495	1	492	2	1,504	1	1,215	2
	39,970	100	26,204	100	126,347	100	64,641	100

Royalties

Royalties as a percentage of revenue were 9% lower in the third quarter at 18.1% as compared to 19.9% for the same period in 2002 and reflects both royalty holiday rates on new production in southeast Saskatchewan and low producer royalty rates on production acquired from Nycan.

	Three months ended Sept. 30			Nine months ended Sept. 30		
(000s)	2003	2002	% change	2003	2002	% change
Crown royalties	$ 4,266	$ 3,139	36	$ 14,526	$ 8,043	81
Freehold royalties	2,207	1,595	38	8,073	4,013	101
Overriding royalties	760	493	54	2,307	1,214	90
Total royalties	7,233	5,227	38	24,906	13,270	88
% of revenue after hedging	18.1%	19.9%	(9)	19.7%	20.5%	(4)
Per boe	$ 6.17	$ 6.05	2	$ 7.45	$ 5.92	26

Operating Costs

Operating costs increased 13% in the third quarter of 2003 to $7.17 per boe, as compared to $6.33 per boe for the same period in 2002. The increase is due to generally higher field service costs associated with APF's current property portfolio, along with expensed workovers and plant turnarounds during the quarter. These increases are expected to negate any operating efficiencies initiated to reduce operating costs in 2003. APF expects operating costs will trend back below $7.00 per boe during the fourth quarter, as recently acquired properties are integrated under APF's operations.

	Three months ended Sept. 30			Nine months ended Sept. 30		
(000s)	2003	2002	% change	2003	2002	% change
Operating costs	$ 8,404	$ 5,472	54	$ 22,751	$13,778	65
Per boe	$ 7.17	$ 6.33	13	$ 6.81	$ 6.15	11

General and Administrative

General and administrative costs increased 127% in absolute terms to $2.33 million during the third quarter of 2003 compared to $1.03 million in 2002, an increase of 67% per boe produced, to $1.99 from $1.19. The increase is due primarily to costs associated with an increase in staffing levels as a result of recent corporate and property acquisitions and the cost of the company's short-term incentive plan ("STIP").

The STIP was created to encourage and reward outstanding employee performance and to ensure that the interests of both the unitholders and employees were aligned. The STIP enables all employees to participate in a bonus pool, provided APF generates at least a 10% total annual return. When the 10% threshold is met a portion of net operating income ("NOI") is allocated to the bonus pool and shared by all employees. The percentage of NOI paid into the pool increases as total return increases. Based on the total return on APF Units to September 30, 2003 the total bonus pool for the year ended December 31, 2003 would approximate $2.15 million. Senior employees, including officers, may also be eligible to receive performance bonuses based on criteria applicable to each individual's responsibilities. The performance bonuses are entirely discretionary and subject to approval by the Board of Directors of APF. Excluding the STIP, general and administrative costs per boe would be $1.60 and $1.41 for the three and nine months ended September 30, 2003 respectively.

APF's success at finding and developing oil and gas reserves is due to its ability to recruit highly competent individuals with strong technical skill sets, thereby enabling APF to add reserves at below industry average finding costs.

	Three months ended Sept. 30			Nine months ended Sept. 30		
(000s)	2003	2002	% change	2003	2002	% change
General and administrative	$ 2,334	$ 1,026	127	$ 6,042	$ 3,087	96
Per boe	$ 1.99	$ 1.19	67	$ 1.81	$ 1.37	32

Management Fee

Prior to the internalization of the management contract, the Manager received a management fee equal to 3.5% of net production revenue. In the third quarter of 2002, management fees amounted to $0.55 million ($0.64 per boe). Commencing January 1, 2003, there were no management fees payable.

	Three months ended Sept. 30			Nine months ended Sept. 30		
(000s)	2003	2002	% change	2003	2002	% change
Management fee	$ -	$ 551	(100)	$ -	$ 1,322	(100)
Per boe	$ -	$ 0.64	(100)	$ -	$ 0.59	(100)

Interest

Interest expense decreased 36% to $0.88 million ($0.75 per boe) during the third quarter of 2003, from $1.0 million ($1.17 per boe) for the same period in 2002. The decrease is due to both lower interest rates and lower average bank debt levels during the period, following the issue of the convertible debentures on July 3, 2003.

	Three months ended Sept. 30			Nine months ended Sept. 30		
(000s)	2003	2002	% change	2003	2002	% change
Interest	$ 877	$ 1,016	(14)	$ 3,084	$ 1,980	56
Per boe	$ 0.75	$ 1.17	(36)	$ 0.92	$ 0.88	5

Depletion and Amortization

Depletion and amortization decreased 7% to $10.28 per boe for the three months ended September 30, 2003, from $11.08 per boe for the same period in 2002, reflecting the impact of the long reserve life associated with the Swan Hills property acquired during the quarter.

	Three months ended Sept. 30			Nine months ended Sept. 30		
(000s)	2003	2002	% change	2003	2002	% change
Depletion and amortization	$ 12,050	$ 9,576	26	$ 33,626	$22,974	46
Per boe	$ 10.28	$ 11.08	(7)	$ 10.06	$ 10.25	(2)

Site Restoration

Site restoration increased 21% to $0.83 per boe for the three months ended September 30, 2003, from $0.69 per boe for the same period in 2002 and reflects the future incremental site restoration costs associated with recent acquisitions.

	Three months ended Sept. 30			Nine months ended Sept. 30		
(000s)	2003	2002	% change	2003	2002	% change
Site restoration	$ 969	$ 592	64	$ 2,500	$ 1,511	65
Per boe	$ 0.83	$ 0.69	21	$ 0.75	$ 0.67	11

Taxes

Saskatchewan capital tax and federal large corporations tax during the third quarter of 2003 were $0.57 million, compared to $0.58 million for the same period in 2002 and reflect the gradual lowering of capital tax rates.

The future income tax recovery for the period was $3.87 million, compared to $3.41 million for the same quarter in 2002.

	Three months ended Sept. 30			Nine months ended Sept. 30		
(000s)	2003	2002	% change	2003	2002	% change
Capital and other taxes	$ 572	$ 584	(2)	$ 2,096	$ 1,468	43
Per boe	$ 0.49	$ 0.68	(28)	$ 0.63	$ 0.65	(4)
Future income tax recovery	$ (3,873)	$ (3,410)	14	$ (14,815)	$ (7,331)	102

Net Earnings

APF's net earnings were $11.40 million or $0.32 per unit ($0.31 diluted) in the third quarter of 2003, compared to $5.46 million or $0.25 per unit ($0.25 diluted) for the same period in 2002. Net earnings for the nine months ended September 30, 2003 were $46.16 million or $1.50 per unit ($1.46 diluted), compared with $12.31 million or $0.62 per unit ($0.62 diluted) for the same period in 2002. The increases are due primarily to higher commodity prices, higher production volumes and a $9.4 million future income tax adjustment during the second quarter.

Cash Distributions

Cash distributions for the third quarter of 2003 were $18.91 million, or $0.57 per trust unit, compared to $10.02 million or $0.45 per trust unit for the third quarter of 2002, resulting in 92% of the third quarter cash flow of $20.53 million being distributed to unitholders. The remaining $1.59 million was retained to fund ongoing operations. On a year to date basis, APF has made cash distributions of $50.89 million ($1.67 per unit). This represents 76% of cash flow for that period. For the balance of 2003, APF intends to maintain its historical policy of retaining a portion of available cash flow to fund capital expenditures and development initiatives, with an overall annual target of an 80% payout ratio.

Liquidity and Capital Resources

At September 30, 2003, APF's bank debt was $90.0 million with a working capital deficiency of $8.1 million, resulting in net debt obligations of $98.1 million. At September 30, 2003, APF's borrowing base with its lenders was $150.0 million. On July 3, 2003, APF closed a $50.0 million 9.40% convertible unsecured subordinated debenture offering. At September 30, 2003, the balance of convertible debentures net of conversions was $49.2 million.

Outlook

APF is actively integrating the CanScot acquisition and is currently revising and prioritizing drilling and property enhancement opportunities as a result of this acquisition. APF is currently participating in various coalbed methane drilling programs in the Powder River Basin in Wyoming and is continuing with the coalbed methane pilot project at Corbett in central Alberta. APF expects its 2003 capital expenditure development program will approximate $30.0 million. The 2004 capital budget will be finalized by the end of November, further details regarding the 2004 development program will be released at that time. APF expects to continue its active drilling development program during the fourth quarter as it continues to pursue reserve optimization initiatives identified in recent acquisitions.

APF is committed to maintaining stable cash distributions over the long-term and believes that the pricing outlook for both crude oil and natural gas going forward remains strong.

CONSOLIDATED BALANCE SHEETS
(unaudited)

	September 30 2003	December 31 2002
ASSETS		
Current assets		
Cash	$ 876,256	$ 950,402
Accounts receivable	22,822,916	21,111,316
Other current assets	3,259,278	2,778,962
	26,958,450	24,840,680
Site restoration fund	2,051,784	783,778
Goodwill (note 3)	48,230,303	11,475,761
Property, plant and equipment	409,488,270	260,526,682
	486,728,807	297,626,901
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	29,180,494	16,943,193
Due to APF Energy Management Inc.	-	3,923,164
Cash distribution payable	5,926,471	3,564,891
	35,106,965	24,431,248
Future income taxes	63,740,176	39,624,685
Long-term debt (note 4)	90,000,000	88,000,000
Site restoration liability	9,776,250	6,227,096
	198,623,391	158,283,029
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 6)	322,167,825	214,405,160
Accumulated earnings	81,746,652	35,588,861
Accumulated cash distributions	(161,541,466)	(110,650,149)
Convertible debentures (note 7)	46,869,057	-
Accumulated interest on convertible debentures	(1,136,652)	-
	288,105,416	139,343,872
	486,728,807	$ 297,626,901

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED EARNINGS (unaudited)

	Three months ended September 30		Nine months ended September 30	
	2003	2002	2003	2002
REVENUE				
Oil and gas	$ 39,474,593	$ 25,711,961	$ 124,842,721	$ 63,425,660
Royalties expense, net of ARTC	(7,232,684)	(5,226,519)	(24,905,692)	(13,269,801)
Other	494,970	492,028	1,504,494	1,215,015
	32,736,879	20,977,470	101,441,523	51,370,874
EXPENSES				
Operating	8,403,484	5,471,589	22,750,631	13,777,525
General and administrative	2,333,666	1,026,196	6,042,347	3,087,440
Management fee	-	550,960	-	1,321,631
Interest on long-term debt	877,458	1,015,519	3,083,978	1,979,930
Depletion and amortization	12,049,947	9,575,863	33,625,672	22,974,265
Site restoration	968,833	592,460	2,499,548	1,510,949
Capital and other taxes	571,734	583,836	2,096,422	1,467,798
	25,205,122	18,816,423	70,098,598	46,119,538
Income before income taxes and minority interest	7,531,757	2,161,047	31,342,925	5,251,336
Provision for (recovery of) future income taxes	(3,873,148)	(3,410,254)	(14,814,866)	(7,331,282)
Income before minority interest	11,404,905	5,571,301	46,157,791	12,582,618
Minority interest	-	107,905	-	275,573
Net income	11,404,905	5,463,396	46,157,791	12,307,045
Accumulated earnings - Beginning of period	70,341,747	31,067,766	35,588,861	24,224,117
Accumulated earnings - End of period	$ 81,746,652	$ 36,531,162	$ 81,746,652	$ 36,531,162
Net income per unit - basic	$ 0.32	$ 0.25	$ 1.50	$ 0.62
Net income per unit - diluted	$ 0.31	$ 0.25	$ 1.46	$ 0.62

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2003	2002	2003	2002
Cash provided by (used in)				
Operating activities				
Net income for the period	$ 11,404,905	$ 5,463,396	$ 46,157,791	$ 12,307,045
Items not affecting cash				
Depletion and amortization	12,049,947	9,575,863	33,625,672	22,974,265
Minority interest	-	107,905	-	275,573
Future income taxes	(3,873,148)	(3,410,254)	(14,814,866)	(7,331,282)
Site restoration	968,833	592,460	2,499,548	1,510,949
Site restoration expenditures	(22,678)	(60,696)	(180,994)	(96,801)
	20,527,859	12,268,674	67,287,151	29,639,749
Net change in non-cash working capital items				
Accounts receivable	2,491,419	(3,269,962)	5,735,354	(4,989,377)
Other current assets	9,392,693	(454,538)	(151,170)	(226,916)
Accounts payable and accrued liabilities	2,233,039	1,211,978	3,571,575	5,400,932
Due to related party/APF Management	-	61,556	(3,923,164)	(673,385)
Cash distribution payable	(548,808)	250	2,361,580	1,002,728
	13,568,343	(2,450,716)	7,594,175	513,982
Site restoration fund reserve	(460,322)	(124,304)	(1,268,007)	(308,199)
Cash distributions	(18,909,590)	(10,020,681)	(50,891,317)	(27,520,691)
	14,726,290	(327,027)	22,722,002	2,324,841
Investing activities				
Purchase of Hawk Oil	-	-	(3,456,736)	-
Purchase of Nycan Energy	-	-	(34,286,671)	-
Purchase of CanScot Resources	(20,515,914)	-	(20,515,914)	-
Kinwest Acquisition	-	-	-	(17,361,190)
Additions to property, plant and equipment	(10,359,734)	(5,759,797)	(21,652,845)	(13,395,549)
Purchase of oil and natural gas properties	(18,155,557)	(450,782)	(25,644,047)	(5,106,493)
Proceeds on sale of properties	2,068,549	8,436,896	2,330,828	9,793,575
Changes in non-cash working capital items - accounts payable	1,814,386	118,597	997,191	(876,199)
	(45,148,270)	2,344,914	(102,228,194)	(26,945,856)
Financing activities				
Issue of units for cash	-	-	55,670,019	31,687,500
Issue of units for cash upon exercise of stock options	628,475	15,453	1,469,399	443,742
Unit issue costs	(41,450)	(4,592)	(3,334,760)	(1,894,344)
Convertible debentures - net of costs	47,684,040	-	47,684,040	-
Interest on convertible debentures	(1,136,652)	-	(1,136,652)	-
Proceeds on issue of long-term debt - net	(18,150,000)	(2,000,000)	(20,920,000)	(5,350,000)
Distribution to 1% minority interest	-	(107,905)	-	(275,573)
	28,984,413	(2,097,044)	79,432,046	24,611,324
Change in cash during the period	(1,437,567)	(79,157)	(74,146)	(9,691)
Cash - Beginning of period	2,313,823	2,112,375	950,402	2,042,909
Cash - End of period	$ 876,256	$ 2,033,218	$ 876,256	$ 2,033,218

Supplemental information (note8)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003 and 2002 (unaudited)

1. Significant Accounting Policies

The interim consolidated financial statements of APF Energy Trust ("APF") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements at September 30, 2003 include the accounts of Tika Energy Inc., a wholly owned subsidiary carrying on operations in the state of Wyoming. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in APF's annual report for the year ended December 31, 2002.

2. Statement of Cash Distributions

	Three months ended September 30		Nine months ended September 30	
	2003	2002	2003	2002
Oil and gas sales	$ 39,474,593	$ 25,711,961	$ 124,842,721	$ 63,425,660
Other	494,970	492,028	1,504,494	1,215,015
Gross overriding royalties and lessors' royalties	(2,967,239)	(2,087,087)	(10,380,283)	(5,226,718)
	37,002,324	24,116,902	115,966,932	59,413,957
Less				
Operating costs	8,403,484	5,471,589	22,750,631	13,777,525
General and administrative	2,278,552	974,640	5,416,586	2,949,347
Management fees	-	550,960	-	1,321,631
Debt service charges	877,458	1,015,519	3,083,978	1,979,930
Abandonment fund contribution	483,000	185,000	1,449,000	405,000
Capital and other taxes	571,734	583,836	2,096,422	1,467,798
Capital expenditures funded from cash flow	(181,748)	-	13,459,320	-
	12,432,480	8,781,544	48,255,937	21,901,231
Income subject to the Royalty	24,569,844	15,335,358	67,710,995	37,512,726
99% of income subject to the Royalty	24,324,146	15,182,004	67,033,886	37,137,599
Crown charges, net of the Alberta Royalty Tax Credit	(4,222,791)	(3,108,036)	(14,380,155)	(7,962,652)
Interest on convertible debentures	(1,136,652)	-	(1,136,652)	-
General and administrative costs of the Trust	(55,114)	(51,557)	(625,761)	(138,093)
	18,909,589	12,022,411	50,891,318	29,036,854
Repayment of capital (working capital reserve)	-	(2,001,730)	-	(1,516,163)
Cash distributed and available to be distributed	18,909,589	10,020,681	50,891,318	27,520,691
Cash distributed to date	12,983,118	6,680,371	44,964,847	24,180,381
Cash distribution payable	$ 5,926,471	$ 3,340,310	$ 5,926,471	$ 3,340,310
Actual cash distribution declared per unit	$ 0.57	$ 0.45	$ 1.67	$ 1.35
Opening accumulated cash distributions	$ 142,631,877	$ 90,383,708	$ 110,650,149	$ 72,883,698
Distribution declared and paid	12,983,118	6,680,371	44,964,846	24,180,381
Distribution declared and payable	5,926,471	3,340,310	5,926,471	3,340,310
Closing accumulated cash distributions	$ 161,541,466	$ 100,404,389	$ 161,541,466	$ 100,404,389

3. Acquisitions

(a) Hawk Oil Inc.

On February 5, 2003, APF Energy acquired all of the issued and outstanding shares Hawk Oil Inc. ("Hawk Oil"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values	
Bank overdraft	$ (5,321)
Other working capital	(629,156)
Property, plant and equipment	57,146,000
Goodwill	11,078,110
Debt assumed	(7,900,000)
Site restoration liability	(262,571)
Future income taxes	(18,265,668)
Total net assets acquired	$ 41,161,394
Financed by	
Cash	$ 2,856,312
Trust units issued	37,709,979
Acquisition costs	595,103
Total	$ 41,161,394

(b) Nycan Energy Corp.

On April 28, 2003, APF Energy acquired all of the issued and outstanding shares if Nycan Energy Corp. ("Nycan"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values	
Cash	$ 212,493
Other working capital	716,029
Property, plant and equipment	47,495,000
Goodwill	8,791,500
Debt assumed	(8,870,000)
Site restoration liability	(579,794)
Future income taxes	(13,266,064)
Total net assets acquired	$ 34,499,164
Financed by	
Bank debt	$ 34,374,352
Acquisition costs	124,812
Total	$ 34,499,164

(c) CanScot Resources Ltd.
On September 26, 2003, APF Energy acquired all of the issued and outstanding shares of CanScot Resources Ltd. ("CanScot"). The transaction has been accounted for as a business acquisition with the allocation of the purchase price and consideration paid as follows:

Net assets acquired at assigned values	
Cash	$ 155,603
Other working capital	20,691
Property, plant and equipment	32,980,197
Goodwill	16,884,932
Debt assumed	(6,150,000)
Site restoration liability	(388,235)
Future income taxes	(7,398,625)
Total net assets acquired	$ 36,104,563
Financed by	
Bank debt	$ 19,688,882
Trust units issued	15,433,046
Acquisition costs	982,635
Total	$ 36,104,563

4. Long-Term Debt

On September 26, 2003, APF's lenders increased the borrowing base under the credit facility to $150 million. This resulted in an increase in the demand debenture containing a first fixed charge on all the petroleum and natural gas assets and an assignment of book debts and material gas contracts to $300 million.

5. Financial Instruments

APF has a price risk management program whereby the commodity price associated with a portion of its future production is fixed. APF sells forward a portion of its future production through commodity swap agreements with financial counterparties. The following contracts were outstanding as at September 30, 2003. The estimated market value at September 30, 2003, had the contracts been settled at that time, would have resulted in a reduction of revenues otherwise to be received of $0.1 million.

Period	Commodity	Type of Contract	Quantity	Average Daily Price
October 2003	Natural gas	Swap	1,000 mmbtu	US$5.06/mmbtu
October to December 2003	Natural gas	Swap	6,000 GJ	C$6.57/GJ
October to December 2003	Crude oil	Swap	2,500 bbls	US$28.93/bbl
January to March 2004	Crude oil	Swap	1,667 bbls	US$28.83/bbl

At September 30, 2003, APF had fixed the interest rate on a portion of its debt as follows:

Term	Amount	Interest rate
October to November, 2003	$ 20,000,000	3.940% plus stamping fee
October 2003 to February, 2005	$ 20,000,000	3.665% plus stamping fee
October 2003 to May, 2005	$ 20,000,000	3.750% plus stamping fee

The estimated market value of these interest rate contracts at September 30, 2003, had they been settled at that time, would be a cost of $0.64 million.

6. Unitholders' Equity

	Nine months ended September 30, 2003		Year ended December 31, 2002	
Trust Units	**Units**	**$**	**Units**	**$**
Balance - Beginning of period	22,942,417	$214,405,160	15,583,880	$141,068,870
Issued to acquire Hawk Oil	3,990,461	37,709,979	-	-
Issued to acquire CanScot Resources	1,342,004	15,433,046		
Issued for Kinwest Acquisition	-	-	3,385,510	36,055,682
Issued for cash	5,351,645	55,670,019	3,303,665	32,250,016
Cost of units issued	-	(3,334,760)	-	(1,860,678)
Issued on conversion of debentures	72,433	814,983		
Issued under management internalization	-	-	608,185	6,337,288
Issued on exercise of options/rights	169,118	1,469,399	61,177	553,982
	33,868,078	$322,167,826	22,942,417	$214,405,160

The per unit calculations for the three month period ended September 30, 2003 were based on weighted average trust units outstanding of 32,507,466 (September 30, 2002 – 22,267,684). In computing diluted net income per unit, 132,857 units were added to the weighted average number of units outstanding during the period ended September 30, 2003 (September 30, 2002 – 49,968) for the dilutive effect of employee options and rights to acquire trust units and 4,229,435 units were added (September 30, 2002 – Nil) for the dilutive effect of the convertible debentures. 2003 net income has been adjusted $1,136,652 relating to interest accrued on the convertible debentures. The per unit amount of distributions paid or declared reflect actual distributions paid or declared based on units outstanding at the time.

During the three month period ended September 30, 2003, no options were granted to employees to purchase trust units. At September 30, 2003, there were 137,557 trust unit options outstanding, of which 73,621 were exercisable.

	September 30, 2003			December 31, 2002		
Trust Unit Options	**Options**		**Weighted Average Price**	**Options**		**Weighted Average Price**
Balance- Beginning of period	244,029	$	9.13	330,540	$	9.32
Granted	-		-	-		-
Exercised	(95,698)		8.42	(58,677)		9.03
Cancelled	(10,774)		9.42	(27,834)		11.62
Balance - End of period	137,557	$	9.60	244,029	$	9.13
Exercisable - End of period	73,621	$	9.51	76,488	$	8.72

During the three month period ended September 30, 2003, 10,858 trust unit rights were granted to employees and directors. At September 30, 2003, there were 1,760,460 trust unit rights outstanding, of which 49,721 were exercisable.

	September 30, 2003			December 31, 2002		
Trust Unit Rights	**Rights**		**Weighted Average Price**	**Rights**		**Weighted Average Price**
Balance - Beginning of period	429,333	$	9.37	-	$	-
Granted	1,455,581		9.68	441,233		9.86
Exercised	(73,420)		9.04	(2,500)		9.73
Cancelled	(51,034)		9.68	(9,400)		9.73
Balance - before price reduction	1,760,460	$	9.61	429,333	$	9.86
Reduction of exercise price	-		(0.06)	-		(0.49)
Balance - End of period	1,760,460	$	9.55	429,333	$	9.37
Exercisable - End of period	49,721	$	9.09	-		-

APF does not recognize compensation expense with respect to stock based compensation provided to employees and directors.

The exercise price of the rights granted under APF's rights plan may be reduced in future periods in accordance with the terms of the rights plan. The amount of the reduction cannot be reasonably estimated as it depends upon a number of factors including, but not limited to, future prices received on the sale of oil and natural gas, future production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase of oil and natural gas properties. Therefore it is not possible to determine a fair value under the rights plan.

As it is not possible to determine the fair value of rights under the plan, compensation cost for proforma disclosure purposes has been determined based on the excess of the unit price over the exercise price at the date of the financial statements. The cumulative amount at September 30, 2003 is $796,624 of which $362,267 was included as the cumulative proforma compensation cost at June 30, 2003. For the period ended September 30, 2003, the charge to net income for the estimated cost associated with rights granted under the plan would be $434,356.

7. Convertible Debentures

On July 3, 2003, APF issued $50.0 million of unsecured subordinated convertible debentures ($47.7 net of issue costs) with a 9.40% coupon rate maturing July 31, 2008. The debentures may be converted into trust units at the option of the holder at a conversion price of $11.25 per trust unit prior to July 31, 2008 and may be redeemed by APF under certain circumstances. The debentures and related interest obligations have been classified as equity on the consolidated balance sheet as APF may elect to satisfy interest and principal obligations by the issuance of trust units. During the third quarter, $0.815 million of convertible trust units were converted into 72,433 trust units.

8. Supplemental Information for the Statements of Cash Flows

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2003	2002	2003	2002
Cash payments related to certain items				
Interest	$ 808,478	$ 297,664	$ 2,800,859	$ 832,425
Distributions to minority interests	-	75,044	-	86,151
Distributions to unitholders	19,458,397	8,997,036	48,529,737	16,497,532
Capital and other taxes	717,056	313,073	2,761,738	645,108
Non-Cash Transactions				
Issue of units for Hawk Oil Inc.	-	-	37,709,979	-
Issue of units for CanScot Resources	15,433,046	-	15,433,046	-
Issue of units for Kinwest Acquisition	-	34,362,927	-	34,362,927
Future taxes	7,398,625	21,399,789	38,930,357	21,399,789
	22,831,671	55,762,716	92,073,382	55,762,716
Property, plant and equipment	(22,831,671)	(55,762,716)	(92,073,382)	(55,762,716)

9. Income Taxes

During the second quarter of 2003, the Canadian and Alberta governments substantively enacted reductions in corporate income tax rates. The enacted rates are to be phased in over 5 years commencing in 2003. As a result, APF recorded an adjustment to future income taxes, increasing earnings by $9.4 million during the second quarter.

10. Subsequent Event

Subsequent to September 30, 2003 the following hedging positions were entered into by APF:

Post September 30, 2003 Hedging

Period	Commodity	Type of Contract	Quantity	Average Daily Price
December 2003	Crude oil	Swap	1,000 bbls	US$31.53/bbl
January to March 2004	Crude oil	Swap	1,667 bbls	US$29.37/bbl
April 2004	Crude oil	Swap	1,000 bbls	US$29.38/bbl
May 2004	Crude oil	Swap	500 bbls	US$29.52/bbl
July 2004	Crude oil	Swap	1,500 bbls	US$28.02/bbl